Genre Icon Tony Touch and Rising Stars Nandy and Pokoloko License Exclusive Content to
WiderThan

LAS VEGAS, April 5 /PRNewswire-FirstCall/ — Committed to offering today’s hottest mobile music content, WiderThan (Nasdaq: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, today announced exclusive licensing deals with legendary hip-hop artist and disc jockey, Tony Touch, and two rising Reggaeton stars, Nandy and Pokoloko. The announcement was made at CTIA Wireless 2006 in Las Vegas.

Reggaeton music is a blend of dancehall and hip-hop genres, with additional influences from electronic, bomba, plena, and other Latin styles. With more than 40 million residents in the United States, Hispanics comprise the largest and youngest minority group in the nation with a median age of 26. (Source: U.S. Census Bureau, July 2004) WiderThan’s exclusive rights to content from key Reggaeton artists will enable U.S. carriers and global carriers to capitalize on the growing demand from today’s youth for popular, contemporary music on their mobile handsets — anytime and from anywhere.

Tony Touch, also known as Tony Toca, has helped to pioneer the Reggaeton sound that is now recognized all over the world. Under the agreement with Touch Entertainment, Inc., WiderThan gains exclusive wireless rights to Tony Touch’s most recent album, “The ReggaeTony,” which reached Number 11 on Billboard’s Top Latin Albums chart and Number 67 on the Top R&B/Hip-Hop Albums chart. Through its signature WiderMusic Service Platform™, WiderThan is currently offering 15 Tony Touch master tones, 15 ringback tones, 5 voice master tones, 12 voice ringback tones and 10 wallpapers to wireless carriers across the world.

“Wireless is a crucial distribution tool. WiderThan is a strategic partner who is helping us push artists like myself into new markets and launching up-and-coming artists,” said Tony Touch.

“Tony Touch has been instrumental in the rise of Reggaeton, and we expect that he will play a similar role in the mobile entertainment market, as it continues to explode in the U.S., Asia and other parts of the world,” said Adrian McAloon, senior director, content and licensing at WiderThan.

Nandy is a rising star who propelled into the Reggaeton landscape in early 2005 with support from one of the genre’s most prominent disc jockeys, DJ Kapony. Nandy has been recently signed to both Sony Latin as a songwriter and producer and independent Reggaeton fixture, Infinite Muzik, as an artist. With WiderThan’s contract with Infinite Muzik, Inc., Nandy’s hit single, “Calentando,” is currently available as a master tone and a ringback tone.

A bilingual Reggaeton trio, Pokoloko has entranced fans of all languages, from New York to Miami, from Chicago to the southwest, and down to Costa Rica. Through its contract with Omni Entertainment, Inc., later this month WiderThan will offer carriers 27 master tones and ringback tones from their debut album, “Moverse,” as well as voice tones, voice ringback tones and wallpapers.

“One in seven Americans is of Hispanic descent. Hispanic youth, in particular, are a key market for our customers, as they have tremendous buying power,” said McAloon. “WiderThan is committed to securing today’s hottest content for mobile carriers, and we continue to see significant value from partnering with top artists, such as Tony Touch, Pokoloko and Nandy.”

About WiderThan

WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

04/05/2006

CONTACT: Maya Lee of Fleishman-Hillard, +1-212-453-2317, or leemay@fleishman.com, for WiderThan